Mail Stop 4561
								November 21, 2008

By U.S. Mail

Mr. Gregory D. Newton
Executive Vice-President and Chief Financial Officer
Cascade Bancorp
1100 NW Wall Street
Bend, Oregon 97701

Re:	Cascade Bancorp
	Preliminary Proxy Statement on Schedule 14A
      Filed October 24, 2008
	File No. 000-23322

Dear Mr. Newton:

	We have completed our review of your Preliminary Proxy
Statement
on Schedule 14A and have no further comments at this time.

      Sincerely,



      Michael R. Clampitt
      Attorney-Advisor